Exhibit 99.1

Waitr Holdings Announces Preliminary, Unaudited Fourth Quarter and Fiscal Year 2018

Financial Results and Management Appointments

Builds Out Management Team as Part of Bite Squad Integration

Announces Fourth Quarter and Full Year 2018 Earnings Conference Call

LAKE CHARLES, LA, February 11, 2019 — Waitr Holdings Inc. (Nasdaq: WTRH) (“Waitr,” “we” or the “Company”) today announced certain preliminary, unaudited fourth quarter and full year 2018 financial results for the Company and BiteSquad.com, LLC (“Bite Squad”). The Company also announced that it intends to release its fourth quarter and full year 2018 financial results on March 7, 2019 and host a conference call on the same day to review its results. In addition, the Company announced a series of management appointments in connection with its ongoing integration of Bite Squad, which it acquired on January 17, 2019.

Preliminary, Unaudited Fourth Quarter and Full Year 2018 Financial Results

Financial results for the three and twelve months ended December 31, 2018 for the Company and Bite Squad are not yet finalized. However, the Company is announcing the following preliminary, unaudited financial results for the three and twelve month periods ended December 31, 2018 (in millions):

Waitr

	Three months ended December 31, 2018	Twelve months ended December 31, 2018
Gross Food Sales	$83	$279
Revenue	$21	$69
Net Loss	($17)	($34) - ($35)
Adjusted EBITDA(1)	($7)	($13) - ($14)

Bite Squad

	Three months ended December 31, 2018	Twelve months ended December 31, 2018
Gross Food Sales	$74	$255
Revenue	$25	$83

(1)	Adjusted EBITDA is a non-GAAP financial measure. A reconciliation of GAAP net loss to Adjusted EBITDA is included below. See “Non-GAAP Financial Measures” included below.

“2018 was an incredible record year for the Company. Waitr grew Revenue over 200% and Gross Food Sales approximately 130%, and ended the year servicing 264 cities, 8,500 restaurants and close to one million active diners,” said Chris Meaux, founder and Chief Executive Officer of Waitr. “We look forward to another successful year as we integrate Bite Squad and continue our efforts to operate a leading platform in the online food delivery space for underserved markets throughout the United States.”

Please see “Cautionary Note Regarding Preliminary Results” below.

Management Appointments

In conjunction with the recent completion of Waitr’s acquisition of Bite Squad as well as the Company’s rapid organic growth, the Company has announced the following management appointments:

•

Jeff Yurecko, Bite Squad’s Chief Financial Officer, has been appointed Chief Financial Officer of Waitr effective April 1, 2019, succeeding David Pringle, who will remain with the Company through March 31, 2019

•	Damon Schramm, Bite Squad’s Chief Legal and Administrative Officer has been appointed Chief Legal Officer of Waitr, effective immediately

•	Kyle Hale, Bite Squad’s Chief Operating Officer, has been appointed Chief of Corporate Development of Waitr, effective February 1, 2019

•	Craig Key, Bite Squad’s Chief Marketing Officer, has been appointed Head of Growth for Waitr, effective February 1, 2019

•

Adam Price and Simon Lee, who are joining Waitr from Homer Logistics, a provider of local delivery fulfillment solutions for businesses using logistics technology, have been appointed Chief Logistics Officer and Chief Analytics Officer, respectively, effective February 1, 2019

“We are very excited about integrating these members of the Bite Squad and Homer Logistics teams into the Waitr family,” continued Meaux. “Both Bite Squad and Waitr have had outstanding growth over the past few years and we look forward to continuing the momentum as a combined company. The former Homer Logistics executives bring significant expertise in logistics technology to our platform. We believe these new leadership appointments position us strongly for future growth.”

“In conjunction with these new appointments, Dave Pringle will retire to spend more time with his family in California. He has been a great asset to the Company as we transitioned from a private to a public company. I want to thank him for his dedication to Waitr over the last few years and wish him and his family the best in their future endeavors,” concluded Meaux.

Mr. Yurecko has been Chief Financial Officer of Bite Squad since 2016. From 2015 until joining Bite Squad, Mr. Yurecko served as Vice President at Minneapolis private investment firm Seed Partners LLC, and from 2008 to 2015, held various roles within PriceWaterhouseCoopers LLP (“PwC”)’s deals practice, where he focused on advising strategic and financial clients on buy-side and sell-side due diligence for domestic and cross-border transactions, while living and serving PwC in both the U.S. and Latin America. Mr. Yurecko holds a B.S. in business from University of Wisconsin.

Mr. Schramm has been Chief Legal and Administrative Officer of Bite Squad since 2017. From 2015 until 2017, he was Senior Vice President, General Counsel and Corporate Secretary at Evine Live (Nasdaq: EVLV). From 2005 until 2015, he was Vice President, General Counsel and Corporate Secretary of Lakes Entertainment (Nasdaq: GDEN). Mr. Schramm holds a B.A. from the University of Minnesota, and a J.D. from William Mitchell College of Law.

Mr. Hale has been Chief Operating Officer of Bite Squad since 2017 and was in the sales and operations department of Bite Squad from 2012 until 2015. He has held various management and sales roles at other organizations including Leadpages, CrowdCut.com, HomeMade Pizza Company and Life Time. Mr. Hale holds a B.S. from the University of Saint Thomas.

Mr. Key has been Chief Marketing Officer of Bite Squad since 2017. From 2008 until 2017, he held various management and media roles at space150. Mr. Key holds a B.A. from Azusa Pacific University.

Mr. Price most recently spent over five years as Chief Executive Officer of Homer Logistics. From 2007 until 2013, he held various business development and engineering roles at ATA Engineering. Mr. Price holds a B.S. from the University of California, San Diego.

Mr. Lee was Chief Analytics Officer at Homer Logistics from 2017 to 2019. Previously, he has held various roles including Vice President of Innovation of High 5 Games, Chief Information Officer at Advent Intermodal and Director of Optimization at Princeton Consultants. Mr. Lee has a M.A. degree in Mathematics from Columbia University.

Fourth Quarter and Full Year 2018 Earnings Conference Call

The Company intends to release its fourth quarter and full year 2018 financial results, as well as provide full year 2019 financial guidance, following the close of the stock market on Thursday, March 7, 2019 and host a conference call at 4:00 p.m. CT that same day. The conference call will be webcast live from the Company’s investor relations website at http://investors.waitrapp.com/. The call can also be accessed live over the phone by dialing (877) 705-6003, or for international callers (201) 493-6725. A replay will be available one hour after the call and can be accessed by dialing (844) 512-2921 or (412) 317-6671 for international callers; the conference ID is 13687673. That replay will be available until Thursday, March 14, 2019.

About Waitr Holdings Inc.

Founded in 2013 and based in Lake Charles, Louisiana, Waitr is a leader in on-demand food ordering and delivery. Waitr, along with recently acquired food delivery company Bite Squad, connect local restaurants to hungry diners in underserved U.S. markets. Together they are the most convenient way to discover, order and receive great food from the best local restaurants and national chains. As of December 31, 2018, Waitr and Bite Squad had close to 20,000 restaurant partners in over 500 cities throughout the U.S.

Non-GAAP Financial Measures

Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

We define Adjusted EBITDA as net loss adjusted to exclude interest expense, income taxes, depreciation and amortization, acquisition and restructuring costs, stock-based compensation expense, impairments of intangible assets and gains and losses associated with derivatives and debt extinguishments. We use this non-GAAP financial measure as a key performance measure because we believe it facilitates operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortization expense on our fixed assets and the impact of stock-based compensation expense. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to performance measures derived in accordance with GAAP.

See “Waitr Adjusted EBITDA Reconciliation” below for a reconciliation of the preliminary unaudited estimates of net loss to Adjusted EBITDA for the fourth quarter and full year ended December 31, 2018.

Cautionary Note Concerning Preliminary Results

The preliminary fourth quarter and full year 2018 results included in this press release are estimated, unaudited and subject to completion, reflect management’s preliminary estimates based solely upon information available to it as of the date of this press release and are not a comprehensive statement of the Company’s or Bite Squad’s financial results for the fourth quarter or full year 2018. Such preliminary estimates are subject to the closing of the fourth quarter and full year 2018 and finalization of year-end financial and accounting procedures (which have yet to be completed) and should not be viewed as a substitute for quarterly or full-year financial statements prepared in accordance with GAAP. The independent registered public accounting firms of the Company and Bite Squad, Moss Adams LLP and RSM US LLP, respectively, have not audited, reviewed or performed any procedures with respect to these preliminary estimates or the accounting treatment thereof and do not express an opinion or any other form of assurance with respect thereto. As a result, there is a possibility that our fourth quarter and full year 2018 financial results could vary materially from these preliminary estimates. In addition to the completion of financial closing procedures of the Company and Bite Squad, and the procedures and audits to be conducted by Moss Adams LLP and RSM US LLP, respectively, factors that could cause actual results to differ from those described above are set forth below under “Cautionary Note Concerning Forward-Looking Statements.” Accordingly, you should not place undue reliance upon this preliminary information. You should read this information together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company and Bite Squad for prior periods included and incorporated by reference in our Current Reports on Form 8-K and Form 8-K/A filed or furnished with the United States Securities and Exchange Commission (“SEC”) on November 21, 2018 and January 25, 2019, respectively.

Cautionary Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements,” as defined by the federal securities laws, including statements regarding the future performance of the Company and the timing of the Company’s release of its fourth quarter and full year 2018 financial results. Forward-looking statements reflect Waitr’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Waitr’s Registration Statement on Form S-4, filed with the SEC on January 25, 2019, as such factors may be updated from time to time in Waitr’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Waitr’s filings with the SEC. While forward-looking statements reflect Waitr’s good faith beliefs, they are not guarantees of future performance. Waitr disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Waitr (or to third parties making the forward-looking statements).

Important Additional Information Has Been Filed with the SEC

The Company previously announced an exchange offer (the “Exchange Offer”) and consent solicitation (“Consent Solicitation”) relating to its public warrants. A registration statement on Form S-4 relating to the securities to be issued in the Exchange Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the public warrants or an offer to sell or a solicitation of an offer to buy any shares of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Exchange Offer and Consent Solicitation are being made only through the Schedule TO, as amended (the “Schedule TO”), and Prospectus/Offer to Exchange, and the complete terms and conditions of the Exchange Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Copies of the Schedule TO and Prospectus/Offer to Exchange are available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to Jefferies LLC at 1-877-547-6340 (toll-free).

Holders of the public warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of Waitr, any of its management or its board of directors, or the information agent, the exchange agent or the dealer manager in connection with the Exchange Offer makes any recommendation as to whether or not holders of public warrants should tender public warrants for exchange in the Exchange Offer or consent to the warrant amendment in the Consent Solicitation.

Contacts:

Investors

WaitrIR@icrinc.com

or

Media

WaitrPR@icrinc.com

Waitr Adjusted EBITDA Reconciliation

($ in millions)

	Full Year 2018	Fourth Quarter 2018
Net Income (Loss)	$(34)	$(17)

Income taxes	(1)	(1)

Gain on derivatives	—	—

Interest expense	2	1

Depreciation and amortization	1	—

Stock-based compensation	10	6

Equity compensation on Requested amendment	3	3

Business combination related expenses	6	1

Adjusted EBITDA	$(13)	$(7)